SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 11, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	December 11, 2006

TAM starts flying to Italy as of March, 30 th

It will be TAM’s third direct destination in Europe

São Paulo, December 11, 2006 - TAM (Bovespa: TAMM4 e NYSE: TAM) initiates next March, 30th, its third international direct flight to Europe, with departure from Guarulhos, in São Paulo, at 19h (Brazil time) and arrival in Malpensa, in Milan, at 11h40 (local time). The return flight will depart at 13h30 (local time), landing in São Paulo at 20h45 (Brazil time). TAM obtained this flight based on the increase in the bilateral agreement, authorized in November by the Italian and Brazilian governments.

Milan, one of the main Italian financial centers located at the north of the country, will be TAM’s third destination in Europe. The company already flies to Paris (twice a day and as of January, 12th, will start the third frequency from Rio de Janeiro) and London (daily frequency).

TAM’s strategy to the international segment is to growth selectively in the profitable markets. TAM had 61.2% of international market share among the Brazilian carriers, according to ANAC - the Brazilian authority. With this additional destination, Tam reinforces its international network and establishes another gate to Europe.

In the international market, TAM will also increase a second daily flight to New York as of December, 15th. And in South America, TAM will start the second daily frequency to Santiago, in Chile, as of January 2nd.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 51.7% domestic market share and 61.2% international market share at the end of November 2006. TAM operates regular flights to 48 destinations throughout Brazil. It serves 74 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

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SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.